FOR IMMEDIATE RELEASE

VUANCE LTD. ANNOUNCES 2009 SECOND QUARTER RESULTS

Non-GAAP operating loss decreases to $267,000
compared to $481,000 in Q1 2009 and $984,000 in Q2 2008

Non-GAAP operating loss for the six month period decreases to $705,000 compared to $2.5 million in the year-ago period

Franklin, WI – August 31, 2009 – VUANCE Ltd. (NASDAQ: VUNC), a leading provider of innovative Radio Frequency Verification Solutions, including active RFID, electronic access control, credentialing, accountability and critical situation management, today announced operating results for the second quarter period ending June 30, 2009.

Operational Highlights

•
Non-GAAP operational losses continued to narrow substantially. On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release) the Company reported a non-GAAP operating loss of $267,000 in the second quarter of 2009 compared sequentially to a non-GAAP operating loss of $481,000 in the first quarter of 2009 and compared to a non-GAAP operating loss of $984,000 in the second quarter last year.

•
Revenues, excluding those related to the Eastern European airport project which was essentially completed in the second quarter, increased across each of VUANCE’s business segments due to continued strong demand for the Company’s technologies within each market vertical.

•
The Company announced a five-year project worth approximately $5 million to supply and assist in the programming of a new integrated security system based on VUANCE’s proprietary Managed Automated Security Controls (MASC) system to protect the facilities for Allens, Inc. a privately held, family-owned company that grows and packs vegetables under 11 well-known brand names.

Second Quarter 2009 Selected Unaudited Financial Results

Revenues for the quarter ended June 30, 2009 decreased 30.9% to $3.7 million from $5.3 million in the year-ago second quarter. The decrease was largely driven by a decrease in revenues from the airport security project that was nearly completed during second quarter 2009 as well as a delay in revenues of over $200,000 that is expected to be recognized in third quarter 2009.

Eyal Tuchman, Chief Executive Officer of VUANCE Ltd., commented, “Demand for our expertise remained strong across our entire business, with particular strength in government and public safety sectors. We are active in bidding projects financed by government funds, and believe these projects will become revenue-generating beginning in the second half of this year and throughout 2010. Excluding sales related to the airport in Eastern Europe, revenues across our business increased both sequentially and year-over-year.”

“We are pleased to have completed the major portion of the work on the international airport project and are now preparing to enter the ongoing maintenance phase,” continued Mr. Tuchman. “In the prior-year second quarter, we recognized approximately $2.3 million in revenue related to the airport project, an amount about three times greater than the revenue generated in the second quarter of 2009, resulting in a year-over-year top-line decrease. However, we expect to show sequential revenue growth in the third quarter of 2009.”

Gross profit decreased 32.0% to $2.2 million for the second quarter compared to $3.2 million for the prior-year second quarter. Gross profit margin for the quarter was 59.2%, compared to the 60.1% for the second quarter of 2008. Total operating expenses for the quarter were $2.8 million, down 8.6% sequentially compared to the $3.1 million for the first quarter 2009 and down 37.3% compared to the $4.5 million for the second quarter last year. The Company reported a loss from operations for the quarter of $647,000 compared sequentially to a loss from operations of $744,000 and down 50.2% compared to the $1.3 million for the second quarter last year.

The net loss from continuing operations was $819,000, or $(0.15) per basic and diluted share, compared sequentially to a net loss from continuing operations of $875,000, or $(0.17) per basic and diluted share, for the three months ended March 31, 2009 and compared with a net loss from continuing operations of $1.6 million, or $(0.30) per basic and diluted share, in the second quarter of 2008. The Company’s net loss was $819,000, or $(0.15) per basic and diluted share, for the three months ended June 30, 2009, compared sequentially with a net loss of $940,000, or $(0.18) per basic and diluted share in the first quarter 2009 and compared with a net loss of $1.6 million, or $(0.30) per basic and diluted share for the second quarter last year. The Company used 5.5 million weighted average shares outstanding in the calculation of net loss per share for the second quarter of 2009, compared to 5.2 million for the second quarter last year.

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation and amortization of intangible assets during the second quarter of 2009, the Company reported a non-GAAP operating loss of $267,000 compared sequentially to a non-GAAP operating loss of $481,000 in the first quarter 2009 and compared to a non-GAAP operating loss of $984,000 in the second quarter of 2008. In the second quarter of 2009, the Company’s non-GAAP net loss from continuing operations totaled $439,000 or $(0.08) per basic and diluted share, compared sequentially to a non-GAAP net loss from continuing operations of $612,000, or $(0.12) per basic and diluted share for the first quarter 2009 and compared to a non-GAAP net loss from continuing operations of $1.2 million, or $(0.24) per basic and diluted share in the second quarter last year.

Mr. Tuchman continued, “Management remains focused on achieving our core financial objectives as well as identifying market opportunities to leverage in this challenging economic environment. Our efforts to reduce expenses have lowered our Non-GAAP operational break-even point.”

Revenues for the six months ended June 30, 2009 decreased 15.2% to $8.0 million compared with revenues of $9.4 million during the same period in 2008. Gross profit decreased 22.4% to $4.5 million for the six months versus $5.8 million for the year-ago period. Gross profit margin for the six months was 56.1% compared to gross profit margin of 61.3% for the year-ago period. Total operating expenses for the six months were $5.9 million, compared to total operating expenses of $8.9 million for the prior-year. The Company reported a loss from operations of $1.4 million compared to a loss from operations of $3.2 million for the year-ago period. The Company reported a net loss from continuing operations of $1.7 million, or $(0.32) per basic and diluted share, for the six months compared with a net loss from continuing operations of $5.5 million, or $(1.07) per basic and diluted share, in the year-ago period based on 5.4 million and 5.1 million weighted average shares outstanding, respectively. The Company reported a net loss of $1.8 million, or $(0.33) per basic and diluted share, for the six months compared with a net loss of $5.5 million, or $(1.07) per basic and diluted share, in the year-ago period based on 5.4 million and 5.1 million weighted average shares outstanding, respectively.

On a non-GAAP basis (see reconciliation between GAAP and non-GAAP results at the end of this press release), excluding non-cash stock-based compensation and amortization of intangibles assets during the first six months of 2009, the Company reported a non-GAAP operating loss of $705,000 compared with a non-GAAP operating loss of $2.5 million last year. For the six months ended June 30, 2009, the Company’s non-GAAP net loss from continuing operations totaled $1.0 million, or $(0.19) per basic and diluted share, versus a non-GAAP net loss from continuing operations of $4.2 million, or $(0.81) per basic and diluted share, last year, based on 5.4 million and 5.1 million weighted average shares outstanding, respectively. For the six months ended June 30, 2009, the Company’s non-GAAP net loss totaled $1.1 million, or $(0.20) per basic and diluted share, versus a non-GAAP net loss of $4.2 million, or $(0.81) per basic and diluted share, last year based on 5.4 million and 5.1 million weighted average shares outstanding, respectively.

VUANCE completed the quarter with cash, restricted cash and cash equivalents totaling $1.1 million and approximately $570,000 utilized on its accounts receivable-based credit line as of June 30, 2009.

The Company’s financial results have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, VUANCE uses non-GAAP measures of operational profit, net income and earnings per share, which are adjustments from results based on GAAP to exclude non-cash equity-based compensation charges in accordance with SFAS 123(R), amortization of intangibles assets related to acquisitions, Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses. VUANCE management believes the non-GAAP financial information provided in this release provides meaningful supplemental information regarding our performance and enhances the understanding of the Company’s on-going economic performance. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. Management uses both GAAP and non-GAAP information in evaluating and operating the business and as such deemed it important to provide all this information to investors.

About VUANCE Ltd.

VUANCE Ltd. develops and markets state-of-the-art security solutions for viewing, tracking, locating, credentialing, and managing essential assets and personnel. VUANCE solutions encompass electronic access control, urban security, and critical situation management systems as well as long-range Active RFID for public safety, commercial, and government sectors. The Company’s comprehensive product line enables end-to-end solutions that can be employed to successfully overcome the most difficult security challenges. Its Critical Situation Management System (CSMS) is the industry's most comprehensive mobile credentialing and access control system, designed to meet the needs of Homeland Security and other public initiatives. VUANCE is serious about security.

VUANCE Ltd. is headquartered in Franklin, WI. Its common stock is listed on the NASDAQ Capital Market under the symbol “VUNC.” For more information, visit www.vuance.com.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.  These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Investor/Media Contact
Hayden IR
Brett Maas, 646-536-7331
brett@haydenir.com

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2009	2008
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$106	$812
Restricted cash deposit	988	2,150
Trade receivables, net of allowance for doubtful accounts	1,441	840
Other accounts receivable and prepaid expenses	363	1,074
Inventories	905	1,307
Assets attributed to discontinued operations	-	260

Total current assets	3,803	6,443

INVESTMENTS AND LONG-TERM RECIVABLES:
Severance pay fund	253	314

PROPERTY AND EQUIPMENT, NET	199	218
OTHER ASSETS
Goodwill	685	685
Intangibles assets and deferred charges	1,268	1,275
Total Other Assets	1,953	1,960

TOTAL ASSETS	$6,208	$8,935

(*)
Includes $535 that is pledged to the holder of $2,500 of convertible bonds. In August  2009  the parties amended the agreement and the agreed among other terms to release the pledged cash.   For more information on the amendment please see the Company’s 6-K dated Aug 20, 2009.

CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2009	2008
	Unaudited	Audited

LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
Short-term bank credit	$572	$299
Trade payables	1,301	1,714
Employees and payroll accruals	275	247
Accrued expenses and other liabilities	2,386	5,007
Convertible bonds	820	3,157

Total current liabilities	5,354	10,424

LONG-TERM LIABILITIES:
Convertible bonds (*)	2,304	-
Long-term loan and others (*)	1,425	-
Accrued severance pay	296	378

Total long-term liabilities	4,025	378

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDER’S DEFICIT	(3,171)	(1,867)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	$6,208	$8,935

(*)
In August 2009, the Company amended the agreement with holder of $2,500 of convertible bonds under which the parties agreed to set up a new payment schedule of the total debt. As a result, an amount of $3,613 (convertible bond, unpaid interest and additional amounts) was classified as long-term liabilities.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	Unaudited

Revenues	$7,990	$9,423	$3,646	$5,278
Cost of revenues	3,510	3,648	1,489	2,105

Gross profit	4,480	5,775	2,157	3,173

Operating expenses:
Research and development	871	1,463	497	730
Selling and marketing	3,756	5,812	1,672	2,937
General and administrative	1,244	1,666	635	804

Total operating expenses	5,871	8,941	2,804	4,471

Operating loss	(1,391)	(3,166)	(647)	(1,298)
Financial expenses, net	(289)	(2,233)	(164)	(203)

Loss before taxes on income	(1,680)	(5,399)	(811)	(1,501)

Taxes on income	(14)	(115)	(8)	(49)

Net loss from continuing operations	(1,694)	(5,514)	(819)	(1,550)
Loss from discontinuing operations	(65)	-	-	-

Net loss	$(1,759)	$(5,514)	$(819)	$(1,550)

Basic and diluted loss from continuing operations	$(0.32)	$(1.07)	$(0.15)	$(0.30)
Basic and diluted loss from discontinuing operations	$(0.01)	$-	$-	$-
Basic and diluted net loss per share	$(0.33)	$(1.07)	$(0.15)	$(0.30)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,386,092	5,138,834	5,495,539	5,150,991

RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Six months ended June 30, 2009			Six months ended June 30, 2008
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
	Unaudited			Unaudited

Revenues	$7,990	-	$7,990	$9,423	-	$9,423
Cost of revenues	3,510	(5)(a)	3,505	3,648	(10)(a)	3,638

Gross profit	4,480	5	4,485	5,775	10	5,785

Operating expenses:
Research and development	871	(293)(a)(b)	578	1,463	(285)(a)(b)	1,178
Selling and marketing	3,756	(242)(a)(b)	3,514	5,812	(226)(a)(b)	5,586
General and administrative	1,244	(146)(a)	1,098	1,666	(115)(a)	1,551

Total operating expenses	5,871	(681)(a)(b)	5,190	8,941	(626)(a)(b)	8,315

Operating loss	(1,391)	686	(705)	(3,166)	636	(2,530)
Financial expenses, net	(289)	-	(289)	(2,233)	715(c)	(1,518)

Loss before taxes on income	(1,680)	686	(994)	(5,399)	1,351	(4,048)
Taxes on income	(14)	-	(14)	(115)	-	(115)

Net loss from continuing operations	(1,694)	686	(1,008)	(5,514)	1,351	(4,163)
Loss from discontinuing operations	(65)	-	(65)	-	-	-

Net loss	$(1,759)	$686	$(1,073)	$(5,514)	$1,351	$(4,163)

Basic and diluted loss from continuing operations	$(0.32)	$0.13	$(0.19)	$(1.07)	$0.26	$(0.81)
Basic and diluted loss from discontinuing operations	$(0.01)	$-	$(0.01)	$-	$-	$-
Basic and diluted net loss per share	$(0.33)	$0.13	$(0.20)	$(1.07)	$0.26	$(0.81)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,386,092	5,386,092	5,386,092	5,138,834	5,138,834	5,138,834

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.
(c)	Beneficial conversion feature and amortization of discount on convertible bonds and other related expenses.

 RECONCILIATION BETWEEN GAAP TO NON-GAAP STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share data)

	Three months ended June 30, 2009			Three months ended June 30, 2008
	GAAP	Adjustment	Non-GAAP	GAAP	Adjustment	Non-GAAP
	Unaudited			Unaudited

Revenues	$3,646	-	$3,646	$5,278	-	$5,278
Cost of revenues	1,489	(1)(a)	1,488	2,105	(5)(a)	2,100

Gross profit	2,157	1	2,158	3,173	5	3,178

Operating expenses:
Research and development	497	(190)(a)(b)	307	730	(137)(a)(b)	593
Selling and marketing	1,672	(93)(a)(b)	1,579	2,937	(119)(a)(b)	2,818
General and administrative	635	(96)(a)	539	804	(53)(a)	751

Total operating expenses	2,804	(379)(a)(b)	2,425	4,471	(309)(a)(b)	4,162

Operating loss	(647)	380	(267)	(1,298)	314	(984)
Financial expenses, net	(164)	-	(164)	(203)	-	(203)

Loss before taxes on income	(811)	380	(431)	(1,501)	314	(1,187)
Taxes on income	(8)	-	(8)	(49)	-	(49)

Net loss	$(819)	$380	$(439)	$(1,550)	$314	$(1,236)

Basic and diluted net income (loss) per share	$(0.15)	$0.07	$(0.08)	$(0.30)	$0.06	$(0.24)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share	5,495,539	5,495,539	5,495,539	5,150,991	5,150,991	5,150,991

(a)	The effect of stock-based compensation.
(b)	The effect of amortization of intangibles assets related to acquisition.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands
	Six months ended June 30,		Three months ended June 30,
	2009	2008	2009	2008
	Unaudited
Cash flows from operating activities:
Net loss	$(1,759)	$(5,514)	$(819)	$(1,550)
Less: Loss for the period from discontinued operations	(65)	-	-	-
Net income (loss) from continuing operations	(1,694)	(5,514)	(819)	(1,550)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	359	325	195	167
Accrued severance pay, net	(21)	13	(13)	10
Stock based compensation	387	412	221	201
Amortization of deferred charges	-	159	-	-
Amortization of discount on convertible bonds	-	715	-	-
Decrease (increase) in trade receivables	(527)	80	(268)	(383)
Decrease in other accounts receivable and prepaid expenses	711	1,113	301	506
Decrease (increase) in inventories	402	(445)	15	(40)
Increase (decrease) in trade payables	(425)	184	(169)	398
Increase (decrease) in employees and payroll accruals	28	54	(31)	95
Decrease in accrued expenses and other liabilities	(1,442)	(1,889)	(73)	(1,287)
Capital loss from sale of marketable securities	-	575	-	381
Decrease (increase) in value of marketable securities, net	-	252	-	(168)
Exchange differences on principle of long-term loan	-	5	-	3

Net cash used in operating activities from continuing operations	(2,222)	(3,961)	(641)	(1,667)
Net cash provided by operating activities from discontinued operations	195	-	-	-
Net cash used in operating activities	(2,027)	(3,961)	(641)	(1,667)

Cash flows from investing activities:
Purchase of property and equipment	(16)	(53)	(6)	(9)
Proceeds from restricted cash deposits, net	1,162	635	312	289
Proceeds from sale of marketable securities of other company	-	2,299	-	1,487
Net cash provided by investing activities	1,146	2,881	306	1,767

Cash flows from financing activities:
Short-term bank credit, net	273	(45)	302	(14)
Proceeds from long-term loan	-	-	-	-
Principal payment of long-term loan and convertible bonds	(33)	(438)	(33)	(27)
Payment to former owner of the acquiree	(65)	-	(54)	-
Proceeds from exercise of options, net	*-	-	*-	-

Net cash provided by (used in) financing activities	175	(483)	215	(41)

Increase (decrease) in cash and cash equivalents	(706)	(1,563)	(120)	59
Cash and cash equivalents at the beginning of the period	812	2,114	226	492

Cash and cash equivalents at the end of the period	$106	$551	$106	$551
* Less than $1

Supplemental disclosure of cash flows information:

Acquisition of certain assets and liabilities of Intelli-Site, Inc.:
Assets and liabilities of the subsidiaries, as of date of purchase:
Working capital (excluding cash and cash equivalents)	$(62)	$-	$-	$-
Property and equipment, net	(4)	-	-	-
Intangible assets	(313)	-	-	-
Shares issued	68	-	-	-
Liabilities to former owner of the acquiree (*)	311	-	-	-

	$-	$-	$-	$-

Cash paid during the period for:
Interest	$3	$8	$2	$2
Taxes on income	$14	$115	$8	$49

1.	During the six months period and the three months period ended June 30, 2008 an amount of $90 and $8, respectively related to accounts payable was repaid using issuance of shares capital.
2.
During the six months period and the three months period ended June 30, 2008 an additional amount of $276 and $15, respectively was recorded as goodwill with respect to the acquisition of SHC as a result of clarifying of certain provisions of the acquired entity.

(*) Including $68 which represents the acquisition date fair value of contingent consideration.